Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Managers
U.S. Well Services, LLC:
We consent to the use of our report dated February 14, 2012, with respect to the balance sheet of U.S. Well Services, Inc. (the Company) as of December 31, 2011 and the related statements of operations, stockholders’ deficit, and cash flows for the period from August 18, 2011 (inception) to December 31, 2011, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our report dated February 14, 2012 contains an explanatory paragraph that states that the Company is a development stage company and will not be able to meet its obligations and commence operations without additional financing, which raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.
/s/ KPMG LLP
Houston, Texas
October 18, 2012